Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Christiana Bank & Trust Company
Filer’s Commission File No.: 000-22537-01

June 25, 2007

Acquisition Q&A

Why did National Penn want to acquire Christiana Bank & Trust Company?

Our long term strategic plan calls for us to grow organically, as well as through acquisitions.  We look for acquisitions within our primary footprint and in other growing, demographically strong areas, such as Delaware.  This acquisition will accomplish three important goals:

•	It will add a high growth business to our franchise

•	It will help further diversify our revenue base

•
It will give us a presence in Delaware, an attractive region immediately adjacent to National Penn’s network of 16 offices in Chester County and one office in Maryland through National Penn Bank and its Peoples Bank of Oxford division.

In addition, Christiana’s emphasis on customer service, local decision-making, and relationship-building is very compatible with National Penn’s culture and brand promise.

How many community offices does Christiana Bank & Trust have?

Christiana Bank & Trust has two offices:  one full service banking office in Greenville, Delaware at Greenville Center, 3801 Kennett Pike and one limited hours office in Wilmington, Delaware at 1314 King Street.

How many employees do they have?

Christiana has 58 employees

When is the deal expected to close?

We anticipate early first quarter of 2008.

Will Christiana change its name to National Penn?

Christiana has a separate charter as well as a strong name, brand and reputation in Delaware. We have no plans to change the name.

How soon will Christiana’s customers be able to take advantage of National Penn’s broader array of financial products and services?

National Penn and Christiana Bank & Trust will work together to begin utilizing the benefits of the acquisition as it relates to additional products and services, for both organizations.

How can National Penn afford to buy Christiana Bank & Trust when we are controlling costs and tightening budgets?

Controlling costs and tightening budgets is an important part in reaching our financial goals, as well as finding other ways to increase revenue.  Our acquisition of Christiana Bank & Trust Company strengthens National Penn by adding another high growth business to our franchise and diversifies our revenue base.

What impact does this acquisition have with our existing wealth companies?

Each group will operate in their areas of expertise and work together on finding ways to cross sell for continued growth.

Why did Christiana want to join the National Penn team?

Like National Penn, Christiana Bank & Trust has enjoyed much success in serving customers in a very personal and individual manner.  National Penn has gained a reputation for acquiring successful companies, and providing them resources and unlimited opportunities to grow, while allowing them to run according to their founding creed and business model. By joining National Penn, Christiana Bank & Trust is positioned for the next level of growth and profitability.

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Additional Information About This Transaction:

National Penn Bancshares intends to file a registration statement on Form S-4 in connection with the transaction, and together with Christiana Bank & Trust, intends to mail a proxy statement/prospectus to Christiana Bank & Trust shareholders in connection with the transaction. Shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn Bancshares, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn Bancshares or Christiana Bank & Trust, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Chris J. Cusatis
Corporate Secretary	Senior Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	Christiana Bank & Trust Company
Philadelphia and Reading Avenues	3801 Kennett Pike
Boyertown, PA 19512	Greenville, DE 19807
(610) 369-6202	(302) 888-7730